UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2006

                                Golar LNG Limited
                 (Translation of registrant's name into English)

                               Par-la-Ville Place
                              14 Par-la-Ville Road
                            Hamilton, HM 08, Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F   X          Form 40-F
                          ---------               --------
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                    No      X
                    -----------            ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated May 30, 2006.

                                  Exhibit 99.1

                                              [GRAPHIC OMITTED][GRAPHIC OMITTED]


INTERIM REPORT: JANUARY - MARCH 2006

Golar LNG reports net income of $27.9 million for the three months ended March 31, 2006 as compared to net income of $10.6 million for the three months ended December 31, 2005. This significantly improved result for the first quarter in comparison to the fourth quarter of 2005 has primarily been driven by a $12.1 million, or 27%, increase in operating revenues to $57.3 million as a result of the addition of the Grandis to the fleet and the improved utilisation and charter rates of our vessels operating in the spot market. In addition there is a $3.9 million increase in other financial item gains, predominantly due to financial swap valuation gains and an increased contribution from Korea Line of $3.8 million, all of which is partly offset by the additional costs this quarter arising from the operating and finance cost of newbuilding Grandis delivered in January 2006.

The increase in operating revenues for the first quarter of 2006 to $57.3 million, up from $45.2 million for the fourth quarter of 2005 is due to of the addition of the Grandis to the fleet and improved utilisation and charter rates of our vessels operating in the spot market as well as those chartered to Shell. All vessels were employed during the quarter, including the Grandis, and there was limited commercial waiting or idle time. Average daily time charter equivalents (TCEs) for the total fleet were $55,116 for the first quarter of 2006 compared to $47,840 for the fourth quarter of 2005.

Vessel operating expenses were $10.4 million for the quarter as compared to $8.7 million for the fourth quarter of 2005. The increase was due to the addition of the Grandis to the fleet from January 2006 and generally slightly higher costs this quarter. Administration costs were $2.3 million this quarter as compared to $4.3 million for the fourth quarter of 2005. The majority of the decrease is due to the reduction in the level of project related expenses, which were $0.1 million this quarter as compared to $1.4 million for the fourth quarter of 2005.

Net interest expense for the first quarter of 2006 was $13.8 million, which compares to $12.2 million for the fourth quarter of 2005. The increase was due to the additional financing costs arising from the Grandis financing and a slight increase in interest rates. Interest expense and interest income includes $11.6 million and $8.4 million respectively relating to the Company's lease finance transactions.

The results for the first quarter have again been positively impacted by the mark-to-market revaluation of interest rate swaps, which has resulted in a net gain (after minority interests) of $7.9 million and foreign exchange and currency swap gains in respect of the Company's leases of $1.8 million. Both these items, which total $9.7 million ($4.1 million for the fourth quarter of 2005), are unrealised and therefore have no cash impact. Before minority interests the amount included in other financial items is a gain of $8.5 million in respect of the movement in fair value of interest rate swaps. This compares to a gain of $6.1 million for the fourth quarter of 2005. Net foreign exchange translation and currency swap gains were $1.8 million, as noted above, and this compares to a $0.7 million loss for the fourth quarter of 2005.

Other financial items also include a gain on the Company's equity swap of $0.2 million this quarter ($1.3 million for the fourth quarter of 2005). As at March 31, 2006 and December 31, 2005 the swap was in respect of an underlying amount of 600,000 Golar LNG shares.

The Company's share of Korea Line Corporation's ("Korea Line") net income for the three months to March 31, 2006, is $5.6 million as compared to the net income in the fourth quarter of 2005 of $1.8 million in respect of Golar's 21% shareholding. Korea Line's results were boosted this quarter as a result of additional charter income arising as a result of the termination of the charters of three of Korea Line's chartered in vessels.

Net income in the first quarter of 2006 at $27.9 million as compared to $17.3 million for the first quarter of 2005 has increased due to the addition of the Grandis to the fleet and the revenue generated by her; improved earnings of vessels operating in the spot market and additional other financial item gains; partly offset by the additional costs of the Grandis; increased interest rates and a reduced contribution from Korea Line.

Earnings per share for the quarter were $0.43 as compared with $0.16 for the fourth quarter of 2005.

The number of shares outstanding as of March 31, 2006 was 65,562,000 (December 31, 2005: 65,562,000). The weighted average number of shares outstanding for 2006 was 65,562,000 and 65,567,616 for the twelve months ended December 31, 2005.

Corporate and Other Matters

The  Board  has  been  pleased  with  the   development  of  the  Shell  charter
arrangements, in particular the high level of utilisation during the first quarter of 2006, but also with the development of the relationship with a major new customer for the Company.

The Board notes that the Company has made progress in the development of its project portfolio. New opportunities have arisen during the quarter and a great deal of work is continuing in this area.

Of particular note in April the Company announced it had signed an Equity Subscription Agreement with Liquefied Natural Gas Limited (`LNGL`) to subscribe for 23 million shares at A$0.50 cents. Of the 23 million shares, 13,950,000 are unconditional and 9,050,000 subject to Liquefied Natural Gas Limited shareholder approval. It is expected that Golar LNG will ultimately hold 19.83% of the issued capital and will become LNGL`s largest shareholder. Liquefied Natural Gas Limited is an Australian listed company formed to act as an energy link between previously discovered but non-commercial gas reserves and potential new energy markets identified by LNGL. The Board believes that the innovative strategies being pursued by Liquefied Natural Gas Limited will facilitate the joint development of a number of new LNG project opportunities and may also compliment some of Golar's existing projects

Progress has been made with the Livorno FSRU project and work and discussions are continuing with Endesa and Amga with respect to the commercial and logistical aspects of the project.

Work and discussions also continue on the Company's other projects.

In April 2006 the Company signed an agreement for $120 million bank loan facility in connection with the financing of Golar's next newbuilding which is due for delivery in June 2006 and which will be chartered to Shell under the arrangements previously announced. The outstanding instalment payable on delivery in respect of the vessel is $104 million.

As at March 31, 2006 the Company had total outstanding debt and net capital lease obligations of $1,003 million of which $373 million accrued interest at a floating rate and $630 million accrued interest at a fixed rate. Effectively therefore Golar has 63% fixed interest obligations.

As reported in March 2006, the Board is pleased to announce that Gary Smith has joined the Company as CEO. Mr Smith has extensive industry experience most recently from working for STASCO (Shell Trading & Shipping Co) in London in the position of General Manager Commercial Shipping. In this position he worked closely with all existing Shell LNG projects and LNG trading activities and supported the development of several new LNG projects. The Board believes that the experience Mr Smith brings to the Company is extremely valuable particularly in view of Golar`s ambitions to expand further into the LNG logistical chain.

Market

The short-term market for LNG shipping was generally better than expected during the first quarter. Winter demand for gas ensured high levels of LNG ship utilisation and rates for spot charters rose to their highest levels for many months. Rates in excess of $85,000 per day were seen, whilst the average for the period was slightly above $50,000 per day. The number of unallocated ships has been reduced in the quarter. The high and sustained price of gas in the Far East coupled with continuing relative weakness in the US meant that tonnage continued to be fixed to the Far East. In March this lead to the extreme position that no LNG carriers delivered cargoes to the US, but were instead re-routed for delivery in Europe and the Far East where gas prices were higher. The re-routing of cargoes in this way, particularly from Trinidad, significantly increases the requirement for shipping capacity.

From Golar's point of view this situation has led to substantially improved utilisation across the fleet during the first quarter of 2006.

Turning to long-term projects; with Qatar and Nigeria just about to finalise their latest shipping requirements and with Petronet, CPC and Woodside having live tenders, the new building market remains active with slots for 2010 disappearing. New build prices have held firm due to strong order influx from other shipping markets and a weakening US dollar. A standard 155,000-m3 vessel is now priced at $215-220 million.

Global LNG trade rose to close to 140 million tonnes in 2005, a 6% rise over 2004. Far Eastern markets showed steady gains of between 2% (Japan, S. Korea) and 4% (Taiwan). The U.S. market fell by some 2% compared to 2004 volumes and European markets (except Belgium) exhibited a robust increase of between 10% and 22%.

Escalating LNG Project construction costs are slowing the rate of development of the industry. Raw material price increases ranging from 25% to 100% have been experienced in several liquefaction projects and many US and Canadian import projects are also suffering higher EPC costs than previously anticipated.

A further 11.5 MTPA (million tonnes per annum) is scheduled for commissioning in 2007, however there is an estimated decline in output from Arun amounting to approximately 2.2 MTPA.

Currently there are 197 existing LNG carriers above 70,000 m(3) with around 137 more on order.

Outlook

Sustained levels of LNG production has moved the market to a well balanced shipping position, however short term volatility can be expected to continue as a result of changes in regional world wide gas prices as well as general seasonality. Any delays in projects or unavailability of vessels for technical or other reasons will increase this volatility.

The Board is of the opinion that several of the Company's regasification terminal related projects currently under development have interesting prospects. The Board wants to use the next period of development to conclude on several of these projects and to seek to develop new project ideas with the focus on liquefaction projects and trading where the profitability is expected to be higher.

The Board expects that earnings in the second quarter from the Company's spot vessels and those under charter to Shell will be in line with the first quarter of 2006. The general improvement in rates and utilization in the first quarter of 2006 is expected to continue for the time being but will be highly sensitive to the development in global gas prices and the price differences between the various markets for LNG as these impact on the requirement for shipping.

One of our vessels on long term contract will be dry-docked during the latter part of June which will therefore result in reduced earnings.

The Board is hopeful that the overcapacity in LNG shipping is reduced and that the spot market in the coming years will show improved earnings compared to the last two years.


Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or
regulatory   standards  that  could  affect  our   anticipated   dry-docking  or
maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.

May 30, 2006
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Troim - +44 7734 976 575
Golar Management (UK) Ltd - +44 207 517 8600:
 Gary Smith: Chief Executive Officer
 Charlie Peile: Executive Vice President, Head of Commercial
 Graham Robjohns: Chief Financial Officer

          GOLAR LNG LIMITED FIRST QUARTER 2006 REPORT (UNAUDITED)

--------------------------------------------------------------------------------
INCOME STATEMENT                              2006         2005          2005
(in thousands of $)                        Jan - Mar     Jan - Mar     Jan - Dec
                                           unaudited     unaudited    unaudited
--------------------------------------------------------------------------------

Operating revenues                             57,340        44,196      171,042
Vessel operating expenses                      10,391         9,572       37,215
Voyage expenses                                 2,774         1,044        4,594
Administrative expenses                         2,314         3,185       13,563
Depreciation and amortisation                  13,321        12,135       50,991
Total operating expenses                       28,800        25,936      106,363
Operating income                               28,540        18,260       64,679
Interest income                                 9,113         8,710       35,653
Interest expense                             (22,945)      (19,433)     (82,479)

Other financial items                           9,918         2,597        7,507
Income before taxes and minority interest      24,626        10,134       25,360
Minority interest                             (2,050)       (2,279)      (8,505)
Taxes                                           (191)         (125)        (818)
Equity in net earnings of investee              5,560         9,591       18,492
Net income                                     27,945        17,321       34,529

Basic earnings per share ($)                    $0.43         $0.26        $0.53

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
BALANCE SHEET                                 2006         2005          2005
(in thousands of $)                          Mar 31       Mar 31        Dec 31
                                           unaudited     unaudited    unaudited
--------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                      86,858       116,372       62,227
Restricted cash and short-term investments     45,183        46,946       49,448
Other current assets                           31,799        17,438       23,784
Amounts due from related parties                   64           316           17
Long term
Restricted cash                               702,963       698,590      696,308
Equity in net assets of non-consolidated       71,935        59,523       65,950
  associate
Newbuildings                                   65,282        76,989      111,565
Vessels and equipment, net                  1,346,183     1,249,429    1,209,044
Other long term assets                         14,653        10,523       12,352
Total assets                                2,364,920     2,276,126    2,230,695

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt              67,627        54,457       67,564
Current portion of capital lease obligations    4,740         2,557        2,466
Other current liabilities                      55,001        47,566       53,077
Amounts due to related parties                    695           550          886
Long term
Long term debt                                746,092       813,719      758,183
Long term capital lease obligations           914,408       823,044      801,500
Other long term liabilities                    84,200        85,185       84,878
Minority interest                              29,637        28,561       27,587
Stockholders' equity                          462,520       420,487      434,554
Total liabilities and stockholders'equity   2,364,920     2,276,126    2,230,695


--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS                       2006         2005          2005
(in thousands of $)                        Jan - Mar     Jan - Mar     Jan - Dec
                                           unaudited     unaudited    unaudited

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                     27,945        17,321       34,529
Adjustments to reconcile net income
  to net cash
  provided by operating activities:
Depreciation and amortisation                  13,321        12,135       50,991
Amortisation of deferred charges                  358         2,026        3,035
Income attributable to minority interests       2,050         2,279        8,505
Undistributed net earnings of                 (5,560)       (9,591)     (16,945)
  non-consolidated investee
Drydocking expenditure                          (301)       (8,875)      (9,373)
Stock-based compensation                          320             -            -
Change in market value of equity,            (12,267)       (1,204)        4,605
  interest rate and currency derivatives
Interest element included in capital            1,964         2,204        7,351
  lease obligations
Unrealised foreign exchange loss/(gain)         1,758       (3,697)     (15,709)
Change in operating assets and liabilities      5,624         8,033        4,037

Net cash provided by operating activities      35,212        20,631       71,026

INVESTING ACTIVITIES
Additions to newbuildings                   (104,522)     (105,452)    (140,028)
Additions to vessels and equipment              (331)       (1,588)      (5,700)
Long-term restricted cash                          22       (1,253)     (56,953)
Purchase of unlisted investments                (500)       (3,000)      (3,000)
Short-term restricted cash and investments      4,265       (4,993)      (7,495)
Net cash used in investing activities       (101,066)     (116,286)    (213,176)

FINANCING ACTIVITIES
Proceeds from long-term debt                        -       420,000      420,000
Proceeds from long-term capital lease         102,983             -       44,800
  obligation
Repayments of long-term capital lease           (458)       (1,417)      (3,004)
  obligation
Repayments of long-term debt                 (12,028)     (254,777)    (297,206)
Financing costs paid                             (12)       (2,710)      (3,944)
Dividends paid to minority                          -             -      (7,200)
  shareholders
Payments to repurchase equity                       -         (667)        (667)
Net cash provided by financing activities      90,485       160,429      152,779

Net increase in cash and cash equivalents      24,631        64,774       10,629
Cash and cash equivalents at beginning         62,227        51,598       51,598
of period Cash and cash equivalents at         86,858       116,372       62,227
end of period

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Notes

1. The financial information included in this interim report has been derived from information prepared by the Company in accordance with accounting principles generally accepted in the United States of America.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Golar LNG Limited
                                        -------------------------------------
                                                     (Registrant)


Date         May 30, 2006              By      /s/ Graham Robjohns
    ----------------------------          -------------------------------
                                                   Graham Robjohns
                                               Chief Financial Officer